111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com
April 28, 2010
Mr. Craig Ruckman, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Trust Form N-1A File Nos. 333-147558; 811-22145
Dear Mr. Ruckman:
On behalf of Federal Life Trust (the “Trust”), we are pleased to submit this letter in response to the comments you provided me on April 12, 2010, in connection with the Post-Effective Amendment No. 2 to the above-referenced Registration Statement on Form N-1A (as further amended by Post-Effective Amendment No. 3, the “Registration Statement”). This letter should be read in conjunction with the attached changed pages of the Registration Statement. As you requested, we have enclosed a copy of changed pages only to the prospectus (and not the Statement of Additional Information), marked to show our changes in response to your comments.
We have set forth below each of the staff’s comments, followed by the response.
General Comments
1. If the registrant intends to use a summary prospectus as contemplated by Rule 498, please include the legend set forth in Rule 498(b)(1)(v).
Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 1 of the Registration Statement.
2. Please confirm that the Trust will post any proxy materials on its website in conformance with the internet availability provisions of Rule 14a-16 under the Securities Exchange Act of 1934 (“1934 Act”) to the extent and as made applicable by Rule 20a-1 under the Investment Company Act of 1940 (“1940 Act”).
Response: The Trust undertakes to post any proxy materials on its website in conformance with the internet availability provisions of Rule 14a-16 under the 1934 Act to the extent and as made applicable by Rule 20a-1 under the 1940 Act.
Atlanta, Austin, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Mr. Craig Ruckman, Esq.
April 28, 2010

Specific Comments Applicable to Both Portfolios
3. Please include a statement identifying the document as a “Summary Prospectus”.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 1 of the Registration Statement.
4. In connection with Item 3, Risk/Return Summary: Fee Table,
     (a) Add a caption for “Shareholder Fees” even if there are none.
     (b) In the narrative prior to the annual portfolio operating expenses table, please include a statement to the effect that if contract or separate account fees were reflected in the table, expenses would generally be higher.
     (c) In the annual portfolio operating expenses table, please delete footnotes 1, 2 and 3 except for the last two sentences of footnote 3. These items are neither required nor permitted in the Summary Prospectus.
     (d) Expense reimbursement agreements may not be reflected in the fee table unless it will actually reduce those fees for a period of not less than one year. Please clarify supplementally why the expense reimbursement agreement meets this requirement.
     (e) In the example following the annual portfolio operating expenses table, delete the text “you reinvest all dividends and capital gain distributions” as this is not relevant to an insurance product mutual fund.
     (f) In the text preceding the example, include a statement to the effect that the example does not include fees and expenses of the separate account and the expenses reflected in the example would be higher if it did.
     (g) Under the heading Portfolio Turnover, delete the text “and may result in higher taxes when portfolio shares are held in a taxable account”.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 1, 2, 6 and 7 of the Registration Statement. The registrant supplementally advises the staff that its sponsor has agreed to amend the expense reimbursement agreement such that the sponsor may not terminate the agreement within one year from the effectiveness of the registration statement.
5. In connection with the discussion of principal investment strategies,
     (a) Revise the discussion in response to Items 4 and 9 to provide additional detail regarding the asset classes invested in by the underlying ETFs and in so doing, consider the principal investment risks enumerated thereafter.
     (b) Add a disclosure in response to Item 4 to briefly describe the two types of indexing and note that the underlying funds may use derivatives in connection with the sampling approach.

Mr. Craig Ruckman, Esq.
April 28, 2010

     (c) Please include a brief summary disclosure in response to Item 9 regarding master/feeder structures and include a corresponding risk in the disclosure in response to Items 4 and 9.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 3, 4, 7-9 and 12-21 of the Registration Statement.
6. Despite the limited nature of Item 7, please revise the first paragraph to add context to this tax discussion for an insurance product mutual fund.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 5 and 10 of the Registration Statement.
7. In connection with Financial Intermediary Compensation in response to Item 8,
     (a) Please confirm supplementally that the discussion regarding financial intermediary compensation is applicable to the registrant.
     (b) Please confirm supplementally that a request to a sales person or a visit to a financial intermediary’s website is reasonably likely to produce additional information regarding potential conflicts of interest.
Response: The registrant supplementally advises the staff that this disclosure is applicable to registrant. Although registrant’s sponsor does not currently make such payments, it reserves the right to do so. To the extent that registrant’s sponsor enters into arrangements to make such payments, it will contractually require such financial intermediaries to make available information regarding conflicts of interest as described in the Registration Statement.
Specific Comments Applicable Only to the Fixed Income Portfolio
8. In the discussion of principal investment risks,
     (a) In response to Items 4 and 9, please include a discussion of the risks related to high yield bonds and mortgage and asset backed securities. This should be separate from the discussion of fixed income securities risk.
     (b) In response to Item 9, please note that international bonds include both developed and emerging countries.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 3, 4, 12, 14 and 15 of the Registration Statement.
Specific Comments Applicable Only to the Equity Portfolio
9. Please begin the summary prospectus for the equity portfolio on a separate page.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 6 of the Registration Statement.

Mr. Craig Ruckman, Esq.
April 28, 2010

10. Please include disclosure regarding principal investment risks in response to Items 4 and 9 concerning small and mid-cap equities and growth and value style investing.
Response: The Registration Statement has been revised in response to the staff’s comment to Item 4 concerning small and mid-cap equities and growth and value style investing. Please see page 8 of the Registration Statement. The registrant respectfully notes that the principal investment risks in response to Item 9 concerning small and mid-cap equities and growth and value style investing has previously been disclosed. Please see page 19 of the Registration Statement.
Comments Regarding the Statement of Additional Information
11. Under the caption Description of Material Conflicts of Interest, please provide a description of the policies and procedures of the adviser and sub-adviser referenced therein.
Response: The Registration Statement has been revised in response to the staff’s comment.
12. In response to Item 17, please include additional information regarding director qualifications and leadership structure as provided in Securities Act Release 9089, December 16, 2009.
Response: The Registration Statement has been revised in response to the staff’s comment.
If you have any questions regarding these matters or require any additional information, please contact me at 312-443-1823 or my associate Nguyet Chau at 512-305-4767.
Very truly yours,
LOCKE LORD BISSELL & LIDDELL LLP

/s/ Michael K. Renetzky
Michael K. Renetzky
MKR:mkr
Enclosure